UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

VERISK ANALYTICS, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

92345Y106 (CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/ X /	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP NO. 92345Y106

1)	NAME OF REPORTING PERSON

ISO Employee Stock Ownership Trust

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

		(a)	[ ]

		(b)	[X]

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION		New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

	5)	SOLE VOTING POWER	708,763

	6)	SHARED VOTING POWER	16,331,608

	7)	SOLE DISPOSITIVE POWER	708,763

	8)	SHARED DISPOSITIVE POWER	16,331,608

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON		17,040,371

10)	CHECK IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]

11)	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW (9)		10.2%

12)	TYPE OF REPORTING PERSON		EP

Page 2 of 9 Pages

SCHEDULE 13G/A
CUSIP NO. 92345Y106

1)	NAME OF REPORTING PERSON

GreatBanc Trust Company

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

		(a)	[ ]

		(b)	[X]

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION		Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

	5)	SOLE VOTING POWER	708,763

	6)	SHARED VOTING POWER	16,331,608

	7)	SOLE DISPOSITIVE POWER	708,763

	8)	SHARED DISPOSITIVE POWER	16,331,608

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON		17,040,371

10)	CHECK IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]

11)	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW (9)		10.2%

12)	TYPE OF REPORTING PERSON		BK

Page 3 of 9 Pages

SCHEDULE 13G/A
CUSIP NO. 92345Y106

Item 1.
	(a)	Name of Issuer

Verisk Analytics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

545 Washington Boulevard
Jersey City, New Jersey 07310

Item 2.
	(a)	Names of Persons Filing

ISO Employee Stock Ownership Trust

GreatBanc Trust Company

	(b)	Address of Principal Business Office or, if none,
Residence

ISO Employee Stock Ownership Trust c/o GreatBanc Trust Company 801 Warrenville Road Suite 500 Lisle, Illinois 60532

GreatBanc Trust Company 801 Warrenville Road Suite 500 Lisle, Illinois 60532

	(c)	Citizenship

ISO Employee Stock Ownership Trust Organized in New Jersey

GreatBanc Trust Company Organized in Illinois

Page 4 of 9 Pages

SCHEDULE 13G/A
CUSIP NO. 92345Y106

	(d)	Title of Class of Securities

Class A Common Stock

	(e)	CUSIP Number

92345Y106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	/ /	Broker or dealer registered under section 15 of the Act;

(b)	/ /	Bank as defined in section 3(a)(6) of the Act;

(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act;

(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(l)(ii)(E);

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14)of the Investment Company Act of 1940;

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(l)(ii)(J);

(k)	/ /	Group, in accordance with Rule 13d- 1(b)(l)(ii)(K).

Page 5 of 9 Pages

SCHEDULE 13G/A
CUSIP NO. 92345Y106

Item 4.	Ownership

ISO Employee Stock Ownership Trust:

	(a)	Amount Beneficially Owned: 17,040,371

	(b)	Percent of Class: 10.2%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote: 708,763

		(ii)	Shared power to vote or direct the vote: 16,331,608

		(iii)	Sole power to dispose or direct the disposition of: 708,763

		(iv)	Shared power to dispose or direct the disposition of: 16,331,608

GreatBanc Trust Company:

	(a)	Amount Beneficially Owned: 17,040,371

	(b)	Percent of Class: 10.2%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 708,763

		(ii)	Shared power to vote or to direct the vote: 16,331,608

		(iii)	Sole power to dispose or to direct the disposition of: 708,763

		(iv)	Shared power to dispose or to direct the disposition of: 16,331,608

There are 17,040,371 shares of Class A Common Stock owned by the ISO Employee Stock Ownership Trust (the "Trust"). GreatBanc Trust Company is the Trustee of the Trust. Under the terms of the Trust, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or

Page 6 of 9 Pages

SCHEDULE 13G/A
CUSIP NO. 92345Y106

allocated shares with respect to which no instructions have been received, the Trustee votes such shares in the Trustee's discretion. As of December 31, 2012, 16,331,608 of the shares of Class A Common Stock held by the Trust had been allocated to the accounts of participants and 708,763 of the shares of Class A Common Stock held by the Trust were unallocated.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:               _______________

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 7 of 9 Pages

SCHEDULE 13G/A
CUSIP NO. 92345Y106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2013	ISO EMPLOYEE STOCK OWNERSHIP TRUST

	By:	GreatBanc Trust Company, its trustee

	By:	/s/ John S. Marino
John S. Marino Vice President

February 8, 2013	GREATBANC TRUST COMPANY

	By:	/s/ John S. Marino
John S. Marino Vice President

Page 8 of 9 Pages

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree that the Schedule 13G/A being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the Class A Common Stock of Verisk Analytics, Inc., a Delaware corporation, shall be, and is, filed on behalf of each of the undersigned.

February 8, 2013	ISO EMPLOYEE STOCK OWNERSHIP TRUST

	By:	GreatBanc Trust Company, its trustee

	By:	/s/ John S. Marino
John S. Marino Vice President

February 8, 2013	GREATBANC TRUST COMPANY

	By:	/s/ John S. Marino
John S. Marino Vice President

Page 9 of 9 Pages